Rule 12g3-2(b) File No. 82-4970

RECEIVED
2009 NOV -5 A 10:01
OFFICE OF INTERNATIONAL

09047263

Austrian

23 October 2009

# Ad-hoc Release

## Remaining minority shareholders of Austrian Airlines to receive 0.50 euros per share

SUPPL

The Executive Board of Austrian Airlines AG and the majority shareholder in Austrian Airlines, ÖLH Österreichische Luftverkehrs-Holding-GmbH (ÖLH), have jointly agreed on appropriate cash compensation of 0.50 euros per share in a squeeze out of the remaining shareholders of Austrian Airlines. The members of the Executive Board of Austrian Airlines AG and the Managing Directors of ÖLH will approve the joint report today in accordance with § 3 (1) Austrian Shareholder Exclusion Act. The adequacy of this cash compensation still has to be verified by the Board of Directors of Austrian Airlines. A decision endorsing the squeeze out will be taken by an extraordinary shareholder meeting, which will presumably be held in mid-December. The minority shareholders of Austrian Airlines will receive cash compensation for their shares in conformity with the law after notification of the squeeze out has been entered in the commercial register. That will probably occur in the first half of 2010.

ÖLH already holds 95.4 per cent of the share capital of Austrian Airlines.

**For further information:**

Investor Relations: Thomas Krammer, Tel.: +43 (0) 5 1766 - 13311, Fax: +43 (0) 5 1766 - 13899, e-mail: thomas.krammer@austrian.com

Corporate Communications AUSTRIAN AIRLINES GROUP: Martin HEHEMANN / Patricia STRAMPFER / Pia STRADIOT / Michael BRAUN; Tel: +43 (0) 51766 11231, martin.hehemann@austrian.com, patricia.strampfer@austrian.com, pia.stradiot@austrian.com; michael.braun@austrian.com;

Owner, Editor, Distributor: Austrian Airlines AG, Corporate Communications public.relations@austrian.com.
Please find further information concerning the disclosure according to §§ 24 and 25 Media Act on www.austrian.com

ad-09-34e (Squeeze Out Festlegung Barabfindung engl).doc

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